Filed by Liberty Media Corporation pursuant to

Rule 425 of the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Excerpts of Slides from Liberty Media Corporation 2024 Investor Day Presentations Regarding the Proposed Transaction

Liberty Live Group Split-Off

- Board has authorized Liberty Media to pursue split-off of Liberty Live Group into separate publicly traded company
- Quint would be reattributed to Liberty Live Group from Formula One Group in exchange for certain private assets and cash
- Private asset composition and cash consideration to be determined based on relative valuation of assets
- Transaction intended to be tax-free to Liberty Media and Liberty Live shareholders
- Rationale:
  - Eliminate tracking stock structure at Liberty Media to create simpler equity
  - Reduce discount to NAV
  - Increased liquidity as standalone public equities
  - Better enable potential future business combinations

LIBERTY LIVE INC.

LIVE NATION

QUINT

Other Private Assets[1] and Cash[2]

LIBERTY

F1

MotoGP[3]

F1 ARCADE

KSE

OVERTIME

LIBERTY DIAMOND

Other Private Assets[1] and Cash[2]

Note: Final asset composition subject to change. (1) Other private assets currently attributed to Liberty Live Group as of Q3-24 include Associated Partners, L.P., green energy investment, Griffin Gaming Fund, INRIX, Inc., Liberty Technology Venture Capital, LLC and Tastemade, Inc. Other private asset currently attributed to Formula One Group as of Q3-24 includes Meyer Shank Racing. (2) Cash to be determined and dependent on private asset valuations. (3) Announced agreement to acquire MotoGP in April 2024, expect to close by year-end. MotoGP management to retain 14% pro forma ownership.

6

Portfolio of Premium IP Assets 7 (1) Announced agreement to acquire MotoGP in April 2024, expect to close by year-end. Passionate, global fanbases Attractive financial profiles • League-level control of sporting assets and commercial opportunities • Highly contracted revenue or visibility into advance purchase of tickets • Capital-light business models High demand for content & product Opportunities to expand fan & customer touch points Benefit from market tailwinds in live sports, entertainment and experiences 1

Liberty Media and Liberty Live NAV

As of 9/30

Formula One Group

($m)	
Formula 1	100%
Quint	100%
Cash and Liquid Investments	$2,666
Other Private Assets[3]	TBU
2.25% FWONK Convertible	$475
F1 Senior Loan Facility	$2,384
Corporate Level Debt	$54

Liberty Live Group[2]

($m)	
Live Nation	30% 69.6m shares
Kroenke Arena Co.	7%
Overtime Sports	5%
Cash and Liquid Investments	$388
Other Private Assets[4]	TBU
2.375% Live Nation Exchangeables	$1,348
Live Nation Margin Loan *(Available Capacity: $400m)*	$--

Pro Forma Structure[1]

Liberty

- Formula 1: 100%
- MotoGP: 86%[5]
- KSE: 7%
- Overtime: 5%

Other Assets
- Cash
- Other Private Assets[3]

Debt
- 2.25% FWONK Convertible
- F1 Senior Loan Facility
- MotoGP Debt
- Corporate Level Debt

Liberty Live Inc.

- Live Nation: 30%
- Quint: 100%

Other Assets
- Cash
- Other Private Assets[4]

Debt
- 2.375% Live Nation Exchangeables
- Live Nation Margin Loan

Liabilities shown at greater of par or exchange value based on 11/8/24 market data. (1) Final asset composition subject to change. (2) Live Nation 0.5% exchangeables were fully redeemed Oct '24. (3) Other private assets currently attributed to Formula One Group as of Q3-24 include LV Diamond Property I, LLC, F1 Arcade and Meyer Shank Racing; (4) Other private assets currently attributed to Liberty Live Group as of Q3-24 include Associated Partners, L.P., green energy investment, Griffin Gaming Fund, INRIX, Inc., Liberty Technology Venture Capital, LLC and Tastemade, Inc.; (5) MotoGP management to retain 14% ownership in Dorna Sports, parent company of MotoGP. Acquisition expected to close by year-end 2024.

2

Pro Forma Org Structure Note: Ownership percentages as of 10/31/24. Final asset composition subject to change. (1) MotoGP management to retain 14% ownership in Dorna Sports, parent company of MotoGP. Acquisition expected to close by year-end 2024. (2) Other private assets currently attributed to Formula One Group as of Q3-24 include LV Diamond Property I, LLC, F1 Arcade and Meyer Shank Racing; (3) Other private assets currently attributed to Liberty Live Group as of Q3-24 include Associated Partners, L.P., green energy investment, Griffin Gaming Fund, INRIX, Inc., Liberty Technology Venture Capital, LLC and Tastemade, Inc. 12 Coming soon! 30% 86%(1) Other Private Assets(2) Other Private Assets(3) 100% 100% 7% 5% /

Cautionary Note Regarding Forward-Looking Statements

This presentation includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the growth of Live Nation’s entertainment and hospitality operations, the expansion of Quint’s offerings, the completion of the proposed transaction (including the allocation of assets and liabilities and the expected benefits of the proposed transaction), proposed timing of the transaction, proposed trading of Liberty Media common stock and Liberty Live, Inc. (“SplitCo”) common stock and other matters related to such proposed transaction. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results and the timing of events to differ materially from those expressed or implied by such statements, including, but not limited to: historical financial information may not be representative of future results; there may be significant transaction costs in connection with the proposed transaction (including significant tax liability); Liberty Media and/or SplitCo may not realize the potential benefits of the proposed transaction in the near term or at all; an active trading market for SplitCo common stock may not develop; the uncertainty of the market value of the SplitCo common stock; the satisfaction of all conditions to the proposed transaction; the proposed transaction may not be consummated; Liberty Media may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the proposed transaction may result in the diversion of management’s time and attention to issues relating to the proposed transaction; unfavorable outcome of legal proceedings; risks related to disruption of management time from ongoing business operations due to the proposed transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Liberty Media and/or SplitCo’s risk profiles, which each company may not be able to mitigate effectively; and other risks and uncertainties detailed in periodic reports that Liberty Media files with the SEC. These forward-looking statements speak only as of the date of this presentation, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Media subsequently files with the SEC, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s businesses which may affect the statements made in this presentation.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or SplitCo. The proposed offer and issuance of shares of SplitCo common stock in the proposed transaction will be made only pursuant to an effective registration statement on Form S-4, including a proxy statement of Liberty Media and prospectus of SplitCo. LIBERTY MEDIA STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT WHEN IT IS AVAILABLE, TOGETHER WITH ALL RELEVANT SEC FILINGS REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED AS EXHIBITS THEREWITH, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After the registration statement is declared effective, the proxy statement/prospectus and other relevant materials for the proposed transaction will be mailed to all holders of Liberty Media’s LLYVA and LLYVB common stock. Copies of these SEC filings will be available, free of charge, at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty Media anticipates that the following individuals will be participants (the “Liberty Media Participants”) in the solicitation of proxies from holders of Liberty Media’s LLYVA and LLYVB common stock in connection with the proposed transaction: John C. Malone, Chairman of the Liberty Media Board of Directors, Robert R. Bennett, Derek Chang, Brian M. Deevy, M. Ian G. Gilchrist, Evan D. Malone, Larry E. Romrell, and Andrea L. Wong, all of whom are members of the Liberty Media Board of Directors, Gregory B. Maffei, Liberty Media’s President, Chief Executive Officer and Director, and Brian J. Wendling, Liberty Media’s Chief Accounting Officer and Principal Financial Officer. Information regarding the Liberty Media Participants, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the caption “Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Management of Liberty Media” contained in Liberty Media’s proxy statement on Schedule 14A (the “Proxy Statement”), which was filed with the SEC on July 23, 2024 and is available at: https://www.sec.gov/Archives/edgar/data/1560385/000110465924081952/tm243546-9_defm14a.htm. To the extent that certain Liberty Media Participants or their affiliates have acquired or disposed of security holdings since the “as of” date disclosed in the Proxy Statement, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4 or amendments to beneficial ownership reports on Schedules 13D filed with the SEC, which are available at: https://www.sec.gov/edgar/browse/?CIK=1560385&owner=exclude. Additional information regarding the Liberty Media Participants in the proxy solicitation and a description of their interests will be contained in the proxy statement for Liberty Media’s special meeting of stockholders and other relevant materials to be filed with the SEC in respect of the contemplated transactions when they become available. These documents can be obtained free of charge from the sources indicated above.